Exhibit 1.01

Chart Industries, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2022

This report for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Company Overview

This report has been prepared by Chart Industries, Inc., a Delaware corporation (herein referred to as “Chart,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries that are required to be consolidated for the period covered by this report. It does not include the activities of entities that are not required to be consolidated.

Chart is a leading diversified independent global manufacturer of highly engineered cryogenic equipment servicing multiple market applications in the industrial gas and clean energy industries and a leading provider of technology, equipment and services related to liquefied natural gas, hydrogen, biogas, CO2 Capture and water treatment, among other applications. Our cryogenic equipment and engineered systems are primarily used for low-temperature and cryogenic applications, utilizing our expertise in cryogenic systems and equipment, which operate at low temperatures sometimes approaching absolute zero (0 kelvin; -273° Centigrade; -459° Fahrenheit). Our products include vacuum insulated containment vessels, heat exchangers, cold boxes, water treatment systems and other cryogenic products and components used in the storage, distribution, vaporization, separation, liquefaction, purification, and application of industrial gases and certain hydrocarbons.

Supply Chain

The raw materials we use in manufacturing our products include aluminum products (including sheets, bars, plate and piping), stainless steel products (including sheets, plates, heads and piping), palladium oxide, carbon steel products (including sheets, plates and heads), valves and gauges and fabricated metal components. We relied on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. We have supply contracts with some of our suppliers which do not allow us to unilaterally impose new contract terms and flow-down requirements. As we enter into new supplier relationships and new contracts with existing suppliers, we are implementing requirements that suppliers provide information about the source of conflict minerals and smelters that process the necessary conflict minerals in the products they supply to us.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify the origin of all 3TG in our products or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin. Pursuant to guidance issued by the SEC Division of Corporation Finance on April 29, 2014, we are not required to describe any of our products as “DRC Conflict Free,” as having “not been found to be ‘DRC Conflict Free’” or as “DRC Conflict Undeterminable.” As we have not voluntarily elected to describe any of our products as DRC conflict free, the requirement for an independent private sector audit of this report is not applicable. Described below is our due diligence process and other measures we have taken to meet the reporting requirements of the Rule.

Reasonable Country of Origin Inquiry

We determined that 3TG are contained in some of our products or components used in our products. Therefore, for the reporting period from January 1 to December 31, 2022, we conducted a good faith Reasonable Country of Origin Inquiry (“RCOI”) which was reasonably designed to determine whether any of the necessary 3TG contained in our products originated or may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

To conduct our RCOI, we engaged with our suppliers (including by engaging a third-party platform, iPoint, as described below) and made inquiries to those suppliers about the source of our necessary 3TG minerals and the smelters or refiners used to process those 3TG minerals. In our supplier engagement, we requested information from our suppliers about their supply chain and about the source and country of origin of the 3TG which they supplied to us. Because we do not have direct relationships with smelters or refiners in our supply chain, we asked our suppliers to engage with their own suppliers to gather the requested information.

In designing our processes to comply with the Rule, we determined that because of the complexities of our supply chain and limitations on our ability to track all the materials supplied and incorporated into all of our products, it remains impracticable for us to isolate suppliers by product. Accordingly, we determined that a reasonable approach would be to conduct a survey of suppliers who supplied above a minimum dollar threshold of components or other material goods to us. As a result, we surveyed over 414 direct suppliers for components and material goods1, which represented approximately 53% of our total spend on materials in 2022.

We received responses from approximately 81% of our surveyed suppliers. Suppliers who did not respond or whose responses were incomplete were repeatedly contacted to attempt to obtain information. Because of the complexities of our supply chain and the fact that we did not receive responses from approximately 19% of our surveyed suppliers and detailed information from some of our surveyed suppliers, we are unable to determine the origin of all of the 3TG in our products and therefore cannot exclude the possibility that some may have originated in the Covered Countries. For that reason, we conducted due diligence on the source and chain of custody of the necessary 3TG minerals in our products and we are accordingly submitting this Conflict Minerals Report as an Exhibit to our Form SD.

Due Diligence

Our due diligence process has been designed to conform, in all material respects that we have determined to be reasonable for the Company, with the framework of the criteria set forth in The Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

The OECD Guidance identifies the five-step framework summarized below and the following describes certain measures we have taken under each step.

1. Strong Company Management Systems

Conflict Minerals Policy

We have adopted a conflict minerals policy, which is publicly available on our website, as of the date of this report, at https://ir.chartindustries.com/overview/corporate-overview/default.aspx under the Regulatory Documents tab.

System of Controls

We have established a record maintenance mechanism to ensure the retaining of relevant conflict minerals documentation in a structured electronic database. Documentation is maintained on an internal network and in the iPoint reporting platform.

Supplier Engagement

We set out to refine our risk-based approach to our responsible minerals sourcing efforts, starting with our direct suppliers. A more specific description of our efforts is set forth in “Step 2” below (Identify and Assess Risks in Supply Chain). A natural byproduct of these efforts was the ability to generate a more refined list of suppliers to engage. Therefore, the steps describing our supplier engagement have the added value of being more focused and targeted with those suppliers that may potentially be at-risk for containing the subject minerals in the materials that they provide to us.

1 Our diligence began with 438 suppliers to survey, but was reduced to 414 because we removed suppliers for which we were unable to obtain or confirm valid contact information and suppliers who, upon further review, were not supplying relevant materials to us.

We continued to enhance our engagement with our suppliers through the conflict minerals due diligence process and we may broaden the process in the future if more specific product-level diligence is required. Feedback from this engagement has allowed us to understand alternatives available to improve supplier response quality, including possible integration of our general contract administration function with the engagement of new suppliers and with existing suppliers as contracts are renewed. In addition to using the iPoint reporting platform in our process and focusing the scope of our supply chain inquiries, we have contacted certain suppliers personally by email to encourage them to review their supply chain and complete and return the Template (defined below). We continue to work to update and upgrade our supplier contact database with the goal of streamlining supplier responses in the future.

Grievance Mechanism

Violations of this policy can be reported through our Ethics Hotline which can be accessed by calling 1-800-868-8541 in the U.S., by email addressed to ethics@chartindustries.com or by using the Internet at www.ethicspoint.com. We will disclose our progress in implementing this conflict minerals policy through our website and the required SEC reporting.

Internal Team

We have established a management system for conflict minerals. Our management system includes a cross-functional group sponsored by our Vice President, General Counsel and Secretary, as well as an internal team from relevant functions such as legal, accounting, internal audit, procurement, sourcing and operations. This team is responsible for implementing our conflict minerals compliance strategy and is led by our Vice President, General Counsel and Secretary, who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts periodically.

2.Identify and Assess Risks in Supply Chain

One area of improvement that the Company focused on during reporting year 2022 was the risk identification and assessment process. As such, we first identified the relevant business units and corresponding subject matter experts to ensure that our initial data capture would be focused on a risk-based approach. Our subject matter experts assisted in our initial review of our products and determined that there is the potential for some of them to contain 3TG. Furthermore, given the complexity of our supply chain and the limitations on our ability to track all the materials supplied and incorporated into all of our products, we determined that it remains impracticable to refine our risk identification to isolate suppliers by product, although we were able to identify categories of procurement information that enhanced our risk identification. Therefore, we determined that the most reasonable approach would be to conduct a survey of suppliers that were identified by our subject matter experts as being at-risk for potentially containing the subject minerals in the materials they provided to us, in addition to applying a minimum dollar threshold of components or other material goods to us.

3.Design and Implement a Strategy to Respond to Identified Risks

Our strategy to respond to risks was designed with supplier engagement as the primary element, as described above. In order to identify risk and respond to risk in the supply chain, we implemented a strategy of verifying supplier provided data on a cross-industry standard template. Specifically, we conducted a survey of our suppliers described above using a comprehensive online conflict minerals reporting platform called iPoint and the Conflict Minerals Reporting Template (the “Template”) developed the Responsible Minerals Initiative (“RMI”). The iPoint platform was developed in coordination with the automotive and other industries to optimize information gathering and data analysis for conflict minerals reporting. The data collected in iPoint is based on the Template. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of 3TG included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on RMI’s website and on iPoint.
4.Conduct Independent Audit of Supply Chain Diligence

As part of our commitment to responsible sourcing of minerals, we invested in the cross-industry group, the Responsible Minerals Initiative (“RMI”) and became a member of RMI. As a member of RMI, our investment helps to fund the RMI’s efforts in independent, third-party auditing of SORs in the minerals supply chain.

5.Report Annually Measures Performed

This Conflict Minerals Report is available on the Company’s website at https://ir.chartindustries.com/overview/corporate-overview/default.aspx under the Regulatory Documents tab and is filed with the SEC as an Exhibit to the Company’s Form SD.

Results of RCOI and Due Diligence

We received responses from approximately 81% of our surveyed suppliers (the “Respondents”). We reviewed the responses against criteria developed to determine which responses required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. In addition, the iPoint platform screens responses for red flag issues such as mineral origination and smelter certification. The Respondents’ responses provided data at a company, user-defined or product level. Approximately 55% of the Respondents’ responses provided representations that their products do not contain any of the listed minerals. Notwithstanding our RCOI and corresponding due diligence described in this report, because of complexities of our supply chain, the nature of responses received, and the fact that we did not receive responses from certain suppliers, we are unable to determine with accuracy which of the smelters or refiners identified by our suppliers processed our necessary 3TG and therefore cannot exclude the possibility that some may have originated in the Covered Countries.

Steps to Be Taken to Mitigate Risk

We will continue to conduct and review our due diligence with the ultimate goal of obtaining supply chain transparency and development of our ability to track 3TG in our supply chain, including reviewing our policies, procedures and/or supplier terms and conditions.

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